November 29, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Loan Lauren P. Nguyen, Legal Branch Chief (202-551-3642)
Kevin Dougherty, Attorney-Adviser (202-551-3271)

Re:	Ultra Petroleum Corp.
Registration Statement on Form S-1
File No. 333-217481

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ultra Petroleum Corp., a Yukon corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-217481, as amended (the “Registration Statement”), to 4:00 p.m., Eastern Time, on Thursday, November 30, 2017, or as soon thereafter as practicable.

Please contact Matthew R. Pacey, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

ULTRA PETROLEUM CORP.

By:	/s/ Garrett B. Smith
Name:	Garrett B. Smith
Title:	Vice President and General Counsel